Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$(262,205)	$(318,297)	$176,748	(59,476)	$13,921
Plus: fixed charges	43,226	33,816	31,148	23,925	17,295
Preference securities dividends	(6,047)	(7,668)	(8,738)	(6,047)	(8,952)

Earnings available for fixed charges	$(225,026)	$(292,149)	$199,158	(41,598)	$22,264

Fixed Charges:
Interest expense	$37,179	$26,148	$22,410	17,878	$8,343
Preference securities dividends	6,047	7,668	8,738	6,047	8,952

Total fixed charges	$43,226	$33,816	$31,148	23,925	$17,295

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	(b )	6.39	(c )	1.29

(a)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $268.3 million.
(b)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $326.0 million.
(c)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $65.5 million.